

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Luis Pablo Rogelio Pagano
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Azopardo 1025
Ciudad de Buenos Aires, C1107ADQ
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor")**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 8, 2010**
> **File No. 001-33422**

Dear Mr. Pagano:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Juan G. Giráldez, Esq.
        Cleary Gottlieb
        Via Fax (212) 225-3999